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                                  EXHIBIT 12.2
                            AMERICAN EXPRESS COMPANY

          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)

                                 Nine Months Ended
                                   September 30,                           Years Ended December 31,
                                       2001           ------------------------------------------------------------------
                                    (Unaudited)           2000         1999          1998          1997         1996
                                    -----------           ----         ----          ----          ----         ----
Earnings:
Pretax income from
   continuing operations               $1,248             $3,908        $3,438        $2,925       $2,750        $2,664
Interest expense                        2,303              2,952         2,178         2,224        2,122         2,160
Other adjustments                         130                163           151           124          127           139
                                       ------             ------        ------        ------       ------        ------
Total earnings (a)                     $3,681             $7,023        $5,767        $5,273       $4,999        $4,963
                                       ------             ------        ------        ------       ------        ------

Fixed charges:
   Interest expense                    $2,303             $2,952        $2,178        $2,224       $2,122        $2,160
   Other adjustments                      128                165           152           129          129           130
                                       ------             ------        ------        ------       ------        ------
Total fixed charges (b)                $2,431             $3,117        $2,330        $2,353       $2,251        $2,290
                                       ------             ------        ------        ------       ------        ------

Ratio of earnings
   to fixed charges (a/b)                1.51               2.25          2.48          2.24         2.22          2.17
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Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company
("American Express") and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by American Express, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.